August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (405)552-8171

J. Larry Nichols
Chairman and Chief Executive Officer
Devon Energy Corporation
20 North Broadway, Suite 1500
Oklahoma City, Oklahoma 73102

>   **Re: Devon Energy Corporation**
>   **Definitive 14A**
>   **Filed April 27, 2007**
>   **File No. 001-32318**

Dear Mr. Nichols:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation for the Year Ended December 31, 2006, page 12

1.   Revise to specify the aggregate grant date fair value of the awards made in fiscal
        2006. See Items 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 19

2.   Please revise your disclosure to provide an analysis regarding how material
        decisions regarding compensation for each of the named executive officers are
        made. For example, provide analysis of how the compensation committee's
        consideration of the bullet points listed under the heading "Pay for Performance"
        resulted in the incentive awards to each of the named executive officers during the
        last fiscal year. Please see Item 402(b)(2)(vii) of Regulation S-K and Instruction
        1 to Item 402(b). Additionally, rather than stating that you "[g]enerally try to
        reward executives with incentive pay when [you] are 'successful'…," discuss
        what constitutes success and explain how that success determined the levels of
        compensation awarded during a given year to the named executive officers. To
        the extent awards are made outside of the "general" circumstances you reference,
        discuss this fact and address any discretion the compensation committee exercises
        with respect to such rewards.   See Item 402(b)(2)(vi) of Regulation S-K.

3.   Please disclose what is meant by your reference to the "cyclical nature" of the
        business and why and how this would impact compensation awarded.

4.   The Compensation Discussion and Analysis should be sufficiently precise to
        identify material differences in compensation policies with respect to individual
        executive officers. We refer you to Section II.B.1 of Commission Release 8732A.
        Please supplement your disclosure to discuss the discrepancies in type and
        amount of compensation awarded to the named executive officers. For example,

        a. identify the reasons for the significant gap in total compensation recorded
            with respect to the chief executive officer and other currently employed
            executive officers;

        b. explain, by discussion and analysis of specific and/or unique duties
            performed by your president or his achievements during the fiscal year,
            why his compensation is significantly higher than the other named
            executive officers and any material factors the compensation committee
            considers in structuring his total compensation relative to that of the chief
            executive officer;

        c. disclose how the base salary component paid to Mr. Healy was structured,
            giving consideration to his current position as vice-president and acting

chief financial officer; and

d. explain why the post-termination benefits to Mr. Healy, pursuant to the terms of his severance agreement, are less than or subject to less favorable terms than those that may be provided to executives who are party to an employment agreement as disclosed on pages 43-44.

Base Salary, page 21

5. Please include in your discussion of base salary determinations an analysis of how the "scope of responsibility…experience… leadership" and the other factors listed on page 22 resulted in the actual base salary awarded to each named executive officer during the fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive Plan, page 22

6. You disclose that specific targets and maximum award levels are not assigned, but you also indicate that an executive's contribution to meeting "specific financial and other key goals" established for the company are considered in determining incentive awards. Moreover, you state that although the approach to annual incentives is "not strictly formulaic, it is highly structured…" You also disclose that an executive's performance is rated against approved goals. Your disclosure suggests that specific quantitative targets as well as other factors are considered. Please revise to disclose all quantitative and qualitative targets both on an aggregate basis and with respect to each individual officer's contribution, as measured or determined by the committee during the last fiscal year. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

7. You disclose that in the company's annual goal-setting process, management sets and the Board approves objective annual targets for your performance along with subjective goals. Please revise your disclosure to identify, if applicable, all targets established for 2007. Please also address any other actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. As noted in our prior comment, if you believe that disclosure of the information is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also

disclose how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

8.   Please include in your disclosure an analysis of the key factors considered and any discretion exercised by the compensation committee. For example, rather than stating that the committee believed the company performed "extraordinarily well" with respect to property acquisitions, provide context to your disclosure by indicating why the committee deemed last year's performance as "extraordinary" with respect to such acquisitions relative to prior years. See generally Instruction 2 to Item 402(b) of Regulation S-K.   In addition, we note that the committee determined that the executive officers had contributed "in ways that were meaningful and appropriate" for his or her function. Please revise to explain how the acquisitions and any other relevant factors were considered for each named executive officer in determining the bonus awarded.   Disclose the respective contributions of each named executive officer and how such contributions impacted the compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.

2006 Long-Term Incentive Awards, page 24

9.   Please provide an explanation of the discrepancy in awards made to Messrs. Nichols and Richels.   Additionally, explain why the awards made in 2005 were "significantly" below the 75th percentile of long-term incentive paid to comparable executives and comparison companies. Moreover, please clarify whether awards made for fiscal 2006 were principally determined based on (1) reference to accomplishment of the current year's goals, (2) based on a consideration of the apparent shortfall from target payment made in 2005, or (3) both. Please see Instruction 2 to Item 402(b) of Regulation S-K.

Total Compensation, page 24

10.   You refer on page 19 to "other relevant companies" whose compensation is assessed during the company's analysis of its compensation awarded. Although you identify a peer group of companies, you have omitted disclosure regarding the "other relevant" companies, why such companies were chosen for benchmarking (i.e. the characteristics that make comparison to such companies meaningful or informative) and which elements of compensation you benchmark against such "other" companies. Please disclose the referenced companies and how they factor into the compensation decision-making process. Please see Item 402(b)(2)(xiv) of Regulation S-K.

Outstanding Equity Awards at December 31, 2006, page 30

11.   You disclose the vesting schedule for restricted stock awards. However, disclosure regarding what appears to be alternative and more favorable vesting schedules for restricted stock awards appears in footnotes 9-10 to this table. Please address in your disclosure the vesting schedule of restricted stock awards referenced in the footnotes and explain, if material to an understanding of future compensation arrangements, whether the compensation committee retains the discretion to alter the vesting schedules in a manner similar to that allowed for the aforementioned restricted stock awards.

Pension Benefits for the year ended December 31, 2006, page 34

12.   The discussion in this section is dense and difficult to follow. Please revise to present a concise, accurate and clear overview of the pension benefits receivable by the named executive officers.

Contracts and Change-in-Control Arrangements, page 44

13.   Please include a description of any material conditions or obligations applicable to the receipt of payments or benefits referenced in this section. See Item 402(j)(4) of Regulation S-K.

14.   Please provide additional analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor